UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

On January 3, 2025, the Company received written notification from the listing qualifications staff (“Staff”) of the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that the minimum closing bid price per share for its American Depositary Shares (the “ADSs”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). Based upon the Company’s non-compliance with the Bid Price Rule, the Staff had determined to delist the Company’s securities from Nasdaq, subject to the Company’s request for a hearing before a Nasdaq hearings panel (the “Panel”). Because, as previously disclosed, the Company is subject to a discretionary panel monitor through August 21, 2025 pursuant to Nasdaq Listing Rule 5815(d)(4)(A), the Staff did not grant additional time for the Company to regain compliance with the Bid Price Rule.

The Company intends to request a hearing before a hearing panel at which it will request continued listing on The Nasdaq Capital Market pending its return to compliance. The Company’s hearing request will stay the suspension of trading and delisting of the Company’s ADSs and Warrants pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Consequently, the Company’s ADSs and Warrants will remain listed on The Nasdaq Capital Market at least until the hearing panel renders a decision following the hearing. The Company intends to continue to take definitive steps in an effort to evidence compliance with the Bid Price Rule. However, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the Bid Price Rule within any extension period that may be granted by the Panel or maintain compliance with the other Nasdaq listing requirements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: January 8, 2025

-3-